UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 6,862,688
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 6,862,688

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,862,688

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.1%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 6,862,688
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 6,862,688

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,862,688

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.1%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 6,862,688
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 6,862,688

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,862,688

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.1%

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 3 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”) of Performance Sports Group, Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated February 1, 2016.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 is hereby supplemented with the addition of the following:

On March 28, 2016, the Issuer entered into a Shareholder Nomination Agreement (the “Agreement”) with Sagard in connection with the decision by the Board of Directors of the Issuer (the “Board”) to appoint Dan Friedberg, a representative of Sagard (and the President of the GP and the Manager), to the Board.

The following is a summary of certain terms of the Agreement.  This summary does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached to the Issuer’s Form 8-K that was filed with the Securities and Exchange Commission on March 28, 2016 (the “Issuer’s Form 8-K”), and is incorporated herein by reference.

Pursuant to the terms of the Agreement, on March 28, 2016, Mr. Friedberg was appointed to the Board.  He also was appointed to the Corporate Governance and Nominating Committee and the Compensation Committee of the Board.  In addition, the Issuer has agreed to include Mr. Friedberg in its slate of nominees for election to the Board at the 2016 Annual Meeting (as defined below) and to use its commercially reasonable efforts to cause Mr. Friedberg’s election, including recommending that the Issuer’s shareholders vote in favor of Mr. Friedberg’s election to the Board.  Pursuant to the terms of the Agreement, the Issuer’s slate of nominees for the 2016 Annual Meeting will include all of the incumbent members of the then-current Board (as long as they are willing to serve).

If (a) at any time Sagard and its controlled affiliates cease to hold a Net Long Position (as defined in the Agreement) of at least 2,278,334 of the issued and outstanding Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) or (b) at the 2016 or any subsequent Annual Meeting where the Sagard Capital Nominee (as defined in the Agreement) is nominated, such Sagard Capital Nominee receives more “withhold” votes than votes “in favour” at such meeting, Sagard will cause the Sagard Capital Nominee to tender his or her resignation from the Board and any committee of the Board on which he or she then sits, and the Issuer shall have no further obligation with respect to the Sagard Capital Nominee.

Under the terms of the Agreement, Sagard has also agreed to certain standstill restrictions from the date of the Agreement until the later of (a) the earlier of (i) the conclusion of the Issuer’s 2016 annual general meeting of shareholders (each such annual general meeting of shareholders, an “Annual Meeting”) and (ii) the date that the Sagard Capital Nominee is not elected at any Annual Meeting or at any special meeting of the shareholders of the Issuer at which directors may be elected and (b) the date that the Sagard Capital Nominee is no longer a member of the Board, subject to certain exceptions as set forth in the Agreement.  Such standstill restrictions include, among other things, restrictions on Sagard (i) soliciting or granting proxies to vote the Shares, (ii) submitting or being involved in shareholder proposals for consideration by the Issuer’s shareholders, (iii) being involved in litigation involving the Issuer or its present or former directors or officers, (iv) nominating, or seeking the removal of, directors, (v) acquiring beneficial ownership of Shares that exceeds a certain threshold and (vi) submitting proposals for or participating in certain extraordinary transactions involving the Issuer, in each case, subject to certain exceptions as set forth in the Agreement.  In addition, pursuant to the terms of the Agreement, Sagard has agreed to vote all of its Shares in favor of (a) the election of all directors nominated by the Board and (b) the ratification of the appointment of the Issuer’s auditors, in each case at the 2016 Annual Meeting or at any special meeting of the shareholders of the Issuer prior thereto.

In conjunction with the Agreement, the Issuer, Sagard and Mr. Friedberg have also entered into a confidentiality agreement, which is appended to the Agreement attached to the Issuer’s Form 8-K, in respect of any information provided to Sagard and its representatives by Mr. Friedberg or the Issuer.

Mr. Friedberg also entered into customary ancillary agreements with the Issuer, including, without limitation, an indemnification agreement and non-management director agreement which provides for, among other things, Mr. Friedberg to receive the same compensation and indemnification rights as the Issuer’s other non-management directors, including the award of deferred stock units of the Issuer (which Mr. Friedberg will hold for the benefit of Sagard).

Item 6.

Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

Item 6 is hereby supplemented with the addition of the following:

On March 28, 2016, the Issuer and Sagard entered into the Agreement, which is described in Item 4.

In conjunction with the Agreement, the Issuer, Sagard and Mr. Friedberg have also entered into a confidentiality agreement, which is appended to the Agreement attached to the Issuer’s Form 8-K, in respect of any information provided to Sagard and its representatives by Mr. Friedberg or the Issuer.

Mr. Friedberg also entered into customary ancillary agreements with the Issuer, including, without limitation, an indemnification agreement and non-management director agreement which provides for, among other things, Mr. Friedberg to receive the same compensation and indemnification rights as the Issuer’s other non-management directors, including the award of deferred stock units of the Issuer (which Mr. Friedberg will hold for the benefit of Sagard).

Item 7.

Materials to Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit E

Shareholder Nomination Agreement, dated March 28, 2016, between the Issuer and Sagard (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on March 28, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President